SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                                FORM 12b-25

                     Commission File Number 0-15066

                       NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [  ] Form 11-K [  ] Form 20-F [  ]
Form 10Q [  ] Form N-SAR

For Quarterly Period Ended: September 30, 2002

[  ] Transition Report on Form 10-K  [  ] Transition Report on
Form 10Q
[  ] Transition Report on Form 20-F  [  ] Transition Report on
Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Part I. Registrant Information

Full name of registrant Vertex Interactive, Inc.

Former name if applicable

Address of principal executive office (Street and number)
                         140 Route 17 North
						Suite 250
City, State and Zip Code  Paramus, New Jersey 07652




Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[  ] (b) The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form    N-SAR, or
portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

                           Part III. Narrative

	State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

	The registrant is unable to file the Form 10-K within the prescribed time period due to its not having completed its financial statements, primarily as a result of registrant's requirement to account for various asset dispositions ( as previously disclosed in the June 30 Form 10Q), the assessment of the current fair market value of its remaining intangibles and goodwill, and the indoctrination of new auditors for the 2002 fiscal year (as previously disclosed in Form 8k dated May 14, 2002).

                        Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification
         	Nicholas R. Toms      (201) 634-1991
             (Name)           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X]  Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X]  Yes  [ ] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Vertex Interactive, Inc.
         (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date December 30, 2002               By /s/ Nicholas R. Toms
                                            Nicholas R. Toms
                                            Chief Executive Officer

Part IV. Other Information (3)

The Registrant's reported financial operating results compared with the year ended September 30, 2001 are expected to be principally impacted by (1) Registrant's significant write-off of intangible assets during the quarter ended September 30, 2001; and (2) Registrant's adoption of SFAS 142, "Goodwill and Other Intangible Assets," which together contributed to a reduction in reported depreciation and amortization of intangibles. In addition, the Registrant has completed 10 acquisitions in the past two years, and several asset dispositions (including most of its European operations)in the most recent year, all of which impact the basic comparability of the years ended September 30, 2002 and 2001.